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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

14048363

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-53574

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA STASNY (312) 395-4366
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/21/14

CITADEL SECURITIES LLC

AFFIRMATION

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Citadel Securities LLC (the "Company"), as of December 31, 2013, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: Patricia A Stasny Date: 2/24/14

Patricia Stasny, Global Controller of Citadel LLC

Barbara A. Horne 2/24/14

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/14

CITADEL

CITADEL SECURITIES LLC
(A Delaware Limited Liability Company)

(SEC File Number 8-53574)

Statement of Financial Condition as of December 31, 2013
and Independent Auditor's Report

CITADEL SECURITIES LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Statement of Financial Condition as of December 31, 2013
and Independent Auditor's Report

Filed pursuant to17a-5(e)(3) under the Securities Exchange Act of 1934
as a Public Document.

pwc

Independent Auditor's Report

To the Member of Citadel Securities LLC:

We have audited the accompanying statement of financial condition of Citadel Securities LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 24, 2014

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T:(312) 298 2000 , F:(312) 298 2001, www.pwc.com/us

CITADEL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		
Cash	$	424,221
Cash segregated under federal regulation		26,000
Securities borrowed		21,382,571
Securities owned, at fair value		8,991,529
Collateral held under securities loan agreements		9,223,910
Receivable from clearing organizations custodians		75,431
Receivable from brokers, dealers, and futures commission merchants		39,665
Exchange memberships and trading rights (fair value $14,346) (Note 2)		14,077
Securities purchased under agreements to resell		13,094
Dividends receivable		12,017
Receivable for order flow		10,547
Other assets		8,899
Receivable from affiliated customers		5,433
Total assets	$	40,227,394

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities loaned	$	23,393,622
Securities sold, not yet purchased, at fair value		4,749,801
Securities sold under agreements to repurchase		7,155,987
Payable to brokers, dealers, and futures commission merchants		3,814,113
Payable to affiliates		105,556
Payable for order flow		39,934
Exchange, clearance, and regulatory fees payable		16,800
Other liabilities		4,009
Interest payable		2,260
Dividends payable		1,705
Total liabilities		39,283,787
Member's capital		943,607
Total liabilities and member's capital	$	40,227,394

See notes to statement of financial condition.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2013
(Expressed in U.S. dollars in thousands)

(1) Organization:

Citadel Securities LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, is a member of the Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation. During 2013, the Company was registered with the U.S. Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA") as a futures commission merchant ("FCM"). As of November 2, 2013, the Company is no longer a FCM registered with the CFTC and NFA.

For the period January 1, 2013 to May 1, 2013, the sole member of the Company was CST Holdings LLC ("CSTH"). CLP Holdings Four LLC (formerly known as CLP Holdings Two LLC) ("CLP2") and CALC IV LP (formerly known as Citadel Holdings I LP) ("CH1P"), both affiliates, are the members of CSTH. On May 1, 2013, CSTH transferred its interest in the Company through a distribution-in-kind to CLP2. CLP2 then transferred such interest to its non-managing members through a deemed distribution-in-kind followed by a contribution-in-kind of such interests to CLP Holdings Three LLC ("CLP3"), an affiliate, by such members. As of May 1, 2013, CLP3 is the sole member of the Company.

The Company primarily engages in market making in U.S. options and equities on various U.S. exchanges, trade execution, clearing and financing services, and proprietary trading.

For the period January 1, 2013 to May 2, 2013, CH1P was the manager of the Company and was responsible for managing all of its investment and other activities. On May 2, 2013, CALC III LP ("CAL3") became the manager of the Company. CH1P and CAL3 are hereinafter referred to as the "Manager" during the respective period in which each was the manager of the Company.

Citadel LLC, an affiliate, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through July 31, 2016 and is automatically extended for an additional 5 years unless NTHFS elects otherwise. Through a contractual agreement, Citadel LLC provides certain information technology systems to NTHFS, which support the administrative services provided by NTHFS.

Exchange and Clearing Memberships

The Company is a clearing member of the Depository Trust Company, National Securities Clearing Corporation, and Fixed Income Clearing Corporation (together, the Depository Trust & Clearing Corporation, or "DTCC"), and is a clearing member and participant in the Options Clearing Corporation ("OCC") and the New York Stock Exchange stock loan programs. The Company is also member of the following exchanges:

Exchange memberships
Chicago Mercantile Exchange
Chicago Board of Trade

(1) Organization, Continued:

Exchange and Clearing Memberships, Continued

Exchange memberships, continued

National Stock Exchange
Boston Options Exchange
Chicago Board Options Exchange (Futures, Stock, C2 Options)
Chicago Stock Exchange
ICE Futures Exchange
International Securities Exchange (Gemini)
NYSE (Alternext, AMEX Options, Arca)
Nasdaq (OMX, Options Market, OMX BX, OMX PHLX)
BATS (BYX, BZX)
DirectEdge (EDGA, EDGX)
MIAX Options Exchange

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

(2) Summary of Significant Accounting Policies, Continued:

Cash

The Company defines cash on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Substantially all cash is held at major U.S. financial institutions.

Cash Segregated Under Federal Regulation

Cash of $26,000 has been segregated in a special reserve bank account for the benefit of customers under the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3").

Securities Owned and Securities Sold, Not Yet Purchased

The Company's securities owned and securities sold, not yet purchased are recorded at fair value. Securities transactions are recorded on a trade date basis. Substantially all securities owned are held at major U.S. financial institutions which are permitted by contract or custom to sell or repledge these securities.

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation as determined by the Manager. Changes in foreign exchange rates on assets and liabilities are isolated from the fluctuations arising from changes in the fair value of assets and liabilities held.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers that are not accounted for as sales, which involve the transfer of financial assets over which the transferor retains control, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities purchased under agreements to resell, securities loaned and securities sold under agreements to repurchase are treated as collateralized financings (see Note 4).

(2) Summary of Significant Accounting Policies, Continued:

Transfers of Financial Assets, Continued

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable, as required. Securities loaned are recorded at the amount of cash and fair value of securities collateral received plus accrued interest payable, as required.

Exchange Memberships and Trading Rights

The Company's market making rights on various exchanges and trading rights which represent only the right to conduct business on the exchange are accounted for as indefinite life intangible assets which are reviewed annually for impairment. The disclosure of the fair market value of the exchange memberships and trading rights is based on recent sales, where available. The Manager may review the price information received in determining the best estimate of the fair value. In addition, the Company's exchange memberships, which include ownership interests in clearing corporations, are recorded at cost or, if an other–than-temporary impairment in value has occurred, at a value that reflects the Manager's estimate of the impairment.

Valuation of Financial Instruments

The Company measures and reports securities owned; securities sold, not yet purchased; financial instruments held as collateral under securities loan agreements; and derivative financial instruments ("Financial Instruments") at fair value, as determined by the Manager. Financial Instruments are generally characterized by the geographies/time zone(s) of trading. The fair value determined by the Manager is based on available information and represents the Manager's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by the Manager. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that the Manager may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if the Manager believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by the Manager, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If the Manager determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Valuation techniques such as an income approach might be appropriate to supplement or replace a market approach in those circumstances. Regardless, however, of the valuation technique and inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

Financial Instruments are valued by the Manager taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities or brokers and dealers. For certain Financial Instruments,

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

indications of fair value may be quoted by a limited number of market participants. The Manager may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy. Valuation adjustments may be applied to the quoted market prices to the extent that exchange-traded Financial Instruments are infrequently traded. Exchange-traded Financial Instruments adjusted from the observable exchange price are categorized within level 2 or level 3 of the fair value hierarchy based on the significance of unobservable inputs to the overall valuation.

For Financial Instruments in which there is no readily determinable available third party pricing, the fair value determined by the Manager represents its best estimate of fair value. In all instances, any Financial Instrument may either be valued by the Manager, or the Manager may consider the valuation of such Financial Instrument provided by the person or entity, if any, who controls or manages such Financial Instruments or who is engaged by the Manager to value such Financial Instruments. The Manager's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument.

The following describes the valuation techniques applied to the Company's major classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

Equity securities
Exchange-traded equity securities
Exchange-traded equity securities are valued using exchange quoted market prices and categorized within level 1 of the fair value hierarchy.

Equity interests in exchanges & private equity investments
Equity interests in exchanges and private equity investments are generally valued using multiple valuation techniques prepared by a third party valuation expert. Valuation techniques typically used are market comparables analyses and discounted cash flow analyses. A market comparables analysis considers key financial inputs and recent public and private transactions and other available measures, such as comparable companies' enterprise values ("EV"), net revenues, and earnings before income taxes, depreciation and amortization ("EBITDA"). A discounted cash flow analysis incorporates significant assumptions and judgments and uses key

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Equity securities, continued

inputs such as the weighted average cost of capital for the investment, future growth rates, and assumed inputs used to calculate terminal values, such as terminal growth rates. Other various inputs can also be used, such as put options. Upon completion of the valuations conducted by these techniques, a weighting is ascribed to each method. The ultimate fair value recorded for a particular investment will generally be within a range suggested by the separate techniques. Equity interests in exchanges and private equity investments are classified within level 3 of the fair value hierarchy and the valuation technique and inputs to the valuation of these instruments are included in the significant input table in Note 5.

Other non-exchange traded equity securities

The Company's other non-exchange traded equity securities typically represent securities that are actively traded in over-the-counter ("OTC") markets. These non-exchange traded equity securities are generally valued using quoted OTC market quotes and are classified within level 1 or 2 of the fair value hierarchy.

Corporate debt securities

The fair value of corporate debt securities is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If spread data does not reference the issuer, then data that references a comparable issuer is used. Corporate debt securities are categorized within level 2 of the fair value hierarchy.

Derivative assets and derivative liabilities

Exchange-traded derivative financial instruments

Exchange-traded derivative financial instruments include equity options, options on equity futures, options on commodity futures, options on bond futures, options on foreign exchange futures, warrants and futures contracts. U.S. equity options and certain options on equity futures are generally valued using the average of national best bid offer prices as reported by various exchanges upon which those derivative financial instruments are traded. Non-U.S. equity options, certain options on equity futures, certain options on commodity futures, options on bond futures, options on foreign exchange futures, warrants and futures contracts are generally valued at the closing exchange price. These instruments are generally classified within level 1 of the fair value hierarchy.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Derivative assets and derivative liabilities, continued

Exchange-traded derivative financial instruments, continued

Certain options on commodity futures that are not actively traded may be valued using an option model. The significant inputs to the model include implied volatilities and underlying commodity prices. These options on commodity futures are generally classified within level 2 of the fair value hierarchy.

Certain options on commodity futures that are more liquid in OTC markets may be valued using models. Depending on the type of financial instrument, the model inputs generally include commodity underlier price curves, implied volatility of the underlying commodities and, in some cases, the implied correlation between these inputs. The fair value of these derivative financial instruments is estimated using executed trades and broker and consensus data to provide values for the aforementioned inputs. Where these inputs are unobservable, relationships to observable commodities and data points, based on historic and/or implied observations, are employed as a technique to estimate the model input values. These options on commodity futures are classified within level 2 of the fair value hierarchy as all significant inputs are observable.

OTC derivative financial instruments

Equity warrants generally trade in liquid markets and are valued using market-based inputs to models. Model inputs can generally be verified and model selection does not involve significant management judgment. Significant inputs include equity prices. These instruments are generally categorized within level 2 of the fair value hierarchy.

Collateral held under securities loan agreements

Collateral held under securities loan agreements may include equity securities and corporate debt securities. The fair value of such securities is estimated using inputs and valuation techniques described above. Collateral held under securities loan agreements are generally categorized within level 1 or level 2 of the fair value hierarchy.

Valuation Processes

Citadel LLC's Valuation Committee is responsible for establishing and maintaining the Company's valuation framework and providing oversight of the valuation function. The Valuation Committee approves the Company's valuation policies, oversees NTHFS's independent role in the valuation process and approves the use of third-party valuation services when necessary. The Valuation Committee's members include, among others, Citadel LLC's Chief Operating Officer, Global Controller, Head of Portfolio Construction and Risk and Citadel Europe's Chief Financial Officer.

(2) Summary of Significant Accounting Policies, Continued:

Valuation Processes, Continued

The trading desks are responsible for valuing all of their Financial Instruments in accordance with the valuation policies established by the Valuation Committee. The product control group within NTHFS ("NTHFS Product Control") performs a monthly detailed price verification process on substantially all Financial Instruments. Financial Instruments that have one or more significant inputs which cannot be corroborated by external market data are classified within level 3 of the fair value hierarchy. The price verification methods for Financial Instruments across all levels within the fair value hierarchy performed by NTHFS Product Control include one or more of the following, as applicable:

External Price Comparison
Valuations and prices are compared to pricing data obtained from third parties (including, but not limited to, broker dealers, SuperDerivatives, MarkIt, Bloomberg, and Interactive Data Corporation). Data obtained from the various sources is compared to ensure consistency and validity. When broker dealer quotations are used, greater priority is generally given to executable quotations.

Back-testing
Values realized upon trades executed by the Company or its affiliates are used to corroborate the valuation of Financial Instruments.

Trade Comparison
Analysis of external trade data is used to determine the most relevant pricing inputs and valuations.

Third-party Valuation Experts
For certain Financial Instruments, generally classified within level 3, a third-party valuation expert may be hired to review and express an opinion as to the fair value of a Financial Instrument.

Collateral Analyses
Margin disputes on derivatives are examined and investigated to determine the impact, if any, on valuations.

Each month, NTHFS Product Control produces a written summary of the results of its price verification process. The Valuation Committee meets monthly to review the summary and determine if any adjustments are necessary. The Valuation Committee has final authority to adjust any valuation.

NTHFS Product Control also reviews the Company's adherence to its valuation policies through daily net profit and loss reporting procedures with the intent to identify potential valuation or trade booking issues on a timely basis.

(Expressed in U.S. dollars in thousands)

(2) Summary of Significant Accounting Policies, Continued:

Other Financial Instruments

The Manager estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(3) Taxes:

For the period January 1, 2013 to April 30, 2013, the Company was a partnership for U.S. federal income tax purposes. As of May 1, 2013, the Company is disregarded and generally not subject to U.S. federal or state income tax directly. A portion of the income earned by the Company from January 1, 2013 to April 30, 2013 was subject to New York City Unincorporated Business Tax based on a statutory rate of 4%.

As of April 30, 2013, the Company had a deferred tax asset of $1,408 related to net operating losses, which were available to offset future New York City taxable income. As of May 1, 2013, these net operating losses were no longer available for use by the Company upon its change in tax status to a disregarded entity, and the Company has reversed the deferred tax asset accordingly.

The Company will continue to file partnership income tax returns with the U.S. federal government and various state and local jurisdictions, including Illinois, New Jersey, New York, and New York City through April 30, 2013. The Company's filed U.S. federal or state and local returns are no longer subject to examination by tax authorities for years prior to 2009. At December 31, 2013, the Manager has no knowledge of any tax returns of the Company under examination.

In accordance with GAAP, the Manager has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2013, the Manager determined that the Company was not required to establish a liability for uncertain tax positions.

(4) Collateralized Transactions:

The Company enters into reverse repurchase agreements, repurchase agreements and securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations and to finance the Company's financial instruments. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

(Expressed in U.S. dollars in thousands)

(4) Collateralized Transactions, Continued:

During the year ended December 31, 2013, the Company engaged in securities borrowing and lending transactions with affiliates (see Note 6) and non-affiliates. Also, during the year ended December 31, 2013, the Company had reverse repurchase and repurchase agreements with non-affiliates only.

Securities borrowing and lending transactions are collateralized by pledging cash or securities, which typically include equity securities and/or corporate debt securities, and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements and the underlying securities received under securities borrowed transactions. The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowed by the Company, unless collateral is held at a tri-party custodian.

The counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements and the securities loaned from the Company to these counterparties. Also, the Company typically has rights of rehypothecation related to securities collateral received from counterparties for securities loaned to those counterparties. The fair value of this securities collateral is recorded as collateral held for securities loan agreements on the statement of financial condition when the Company has such rights of rehypothecation.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized. At December 31, 2013, the Company has evaluated the collateral pledged and/or received in connection with securities borrowed and securities loaned transactions, reverse repurchase agreements, and repurchase agreements and does not anticipate losses if a counterparty failed to return collateral.

As part of these transactions, as of December 31, 2013, the fair value of securities borrowed by the Company was $29,636,478 (which includes accrued coupon interest of $12,778), for which cash of $21,369,742 and securities with a fair value of $8,779,974 were pledged as collateral. The fair value of securities loaned was $22,222,972 (which includes accrued coupon interest of $12,773), for which cash of $14,164,834 and securities with a fair value of $9,228,168 (which includes accrued coupon interest of $4,258) were received as collateral. Included in securities borrowed and loaned on the statement of financial condition is $12,829 of financing interest receivable and $4,878 of financing interest payable, respectively.

As of December 31, 2013, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $13,096 (which includes accrued coupon interest of $77). Also as of December 31, 2013, the Company had repurchase agreements with collateral posted having a fair value of $7,777,041 (which includes accrued coupon interest of $4,258). The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by

(Expressed in U.S. dollars in thousands)

(4) Collateralized Transactions, Continued:

equity securities, debt securities and/or obligations of the U.S. government, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

The following table presents information about the offsetting of these instruments as of December 31, 2013. For information relating to offsetting of derivatives (see Note 9).

	Assets as of December 31, 2013					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in Statement of Financial Condition [1]	Counterparty Netting [2]	Financial Instruments, at Fair Value [2][5]	Net Exposure
Assets						
Securities purchased under agreements to resell	$ 13,094	$ —	$ 13,094	$ —	$ (13,094)	$ —
Securities borrowed [4]	21,382,571	—	21,382,571	(9,676,130)	(11,461,761)	244,680

	Liabilities as of December 31, 2013					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2][3]	Net Amounts Presented in Statement of Financial Condition [1]	Counterparty Netting [2]	Financial Instruments, at Fair Value [2][5]	Net Exposure
Liabilities						
Securities sold under agreements to repurchase [6]	$ 7,155,987	$ —	$ 7,155,987	$ —	$ (7,155,987)	$ —
Securities loaned [4]	23,393,622	—	23,393,622	(9,676,130)	(12,564,558)	1,152,394

(1) Amounts include all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. The gross and net amounts in this table include financing interest receivables or payables related to these transactions.

(2) Amounts relate to master netting arrangements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

(4) Financial instruments not offset in the statement of financial condition represent the fair value of securities borrowed or loaned in addition to accrued coupon interest. Note that the fair value of securities borrowed in the table only includes securities for which cash collateral was pledged.

(5) Note that the fair value of the financial instruments that are not offset in the statement of financial condition is limited to the net amount by counterparty reported on the statement of financial condition. This column also includes any applicable accrued coupon interest in addition to cash collateral.

(6) Securities sold or otherwise pledged as collateral for repurchase agreements include both securities owned recorded on the statement of financial condition as well as securities received as collateral from affiliates.

(Expressed in U.S. dollars in thousands)

(5) Fair Value Disclosures:

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2013				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Corporate debt securities [1]	$ —	$ 1,252	$ —	$ —	$ 1,252
Equity securities: [1]					
Common stock					
Basic materials	118,887	—	—	—	118,887
Consumer	728,349	—	—	—	728,349
Energy & utilities	384,870	—	—	—	384,870
Financial	1,452,725	—	—	—	1,452,725
Industrial	144,504	—	—	—	144,504
Other	2,152	—	—	—	2,152
Technology	2,051,388	—	—	—	2,051,388
Preferred stock					
Consumer	80	2	—	—	82
Energy & utilities	930	11	—	—	941
Financial	5,389	6	—	—	5,395
Industrial	131	—	—	—	131
Other	13	—	—	—	13
Technology	217	—	—	—	217
Equity interests in exchanges & private equity investment [1]	—	—	193,650	—	193,650
Collateral held under securities loan agreements	8,771,797	452,113	—	—	9,223,910
Total investment assets	13,661,432	453,384	193,650	—	14,308,466
Derivative assets:					
Futures [2]	6,081	—	—	—	6,081
Options [1]	3,906,068	601	—	—	3,906,669
Warrants [1]	304	—	—	—	304
Gross derivative assets	3,912,453	601	—	—	3,913,054
Netting [3]	(6,091)	—	—	1,456	(4,635)
Total derivative assets	3,906,362	601	—	1,456	3,908,419
Total assets at fair value	$ 17,567,794	$ 453,985	$ 193,650	$ 1,456	$ 18,216,885

(Expressed in U.S. dollars in thousands)

(5) Fair Value Disclosures, Continued:

	Liabilities at Fair Value as of December 31, 2013				
	Level 1	**Level 2**	**Level 3**	**Netting and Collateral**	**Total**
Corporate debt securities [1]	$ —	$ 277	$ —	$ —	$ 277
Equity securities: [1]					
Common stock					
Basic materials	53,768	—	—	—	53,768
Consumer	268,298	—	—	—	268,298
Energy & utilities	142,981	—	—	—	142,981
Financial	410,503	—	—	—	410,503
Industrial	131,041	—	—	—	131,041
Other	1,150	—	—	—	1,150
Technology	192,976	—	—	—	192,976
Preferred stock					
Basic materials	35	—	—	—	35
Consumer	42	—	—	—	42
Energy & utilities	233	—	—	—	233
Financial	3,018	20	—	—	3,038
Industrial	40	—	—	—	40
Technology	25	—	—	—	25
Securities loaned [4]	8,771,797	452,113	—	—	9,223,910
Total investment liabilities	9,975,907	452,410	—	—	10,428,317
Derivative liabilities:					
Futures [2]	6,388	—	—	—	6,388
Options [1]	3,544,869	415	—	—	3,545,284
Warrants [1]	92	18	—	—	110
Gross derivative liabilities	3,551,349	433	—	—	3,551,782
Netting [3]	(6,091)	—	—	413,904	407,813
Total derivative liabilities	3,545,258	433	—	413,904	3,959,595
Total liabilities at fair value	$ 13,521,165	$ 452,843	$ —	$ 413,904	$ 14,387,912

(1) Amounts are included in securities owned or securities sold, not yet purchased, as applicable on the statement of financial condition.

(2) Included in receivable from or payable to brokers, dealers, and futures commission merchants as discussed in Note 7.

(3) For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting and Collateral." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments and hedging activities, see Note 9.

(4) The securities loaned balance reflects only that portion of the obligation to return securities collateral received.

(Expressed in U.S. dollars in thousands)

(5) Fair Value Disclosures, Continued:

The table below provides information on the valuation techniques, significant unobservable inputs and their ranges and the sensitivity of the fair value to changes in significant unobservable inputs for each major category of assets measured at fair value on a recurring basis with a significant level 3 balance as of December 31, 2013.

	Fair Value as of December 31, 2013	Valuation Technique	Significant Unobservable Input(s)/Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Input/Range of Inputs
Investment assets				
Equity interests in exchanges	$ 167,150	Discounted cash flows [a]	Weighted average cost of capital [2]	11.25%-13.50%
			5 year net revenue compounded annual growth rate over projection period [1]	4.70%-5.20%
			Net revenue compounded annual growth rate over projection period (2014) [1]	5.00%
			Net revenue compounded annual growth rate over projection period (2015-2018) [1]	3.00%
			Terminal growth rate [1]	3.00%
		Market comparables [a]	EV/LTM EBITDA multiple [1][b]	8.25x-9.25x
			EV/LTM Revenue multiple [1][b]	3.13x-5.63x
			Projected 2014 EBITDA [1]	8.25x-8.75x
		Put option analysis [a]	EBITDA multiple for put dates [1]	8.75x-11.20x
			Cost of equity [2]	13.00%
		Transaction analysis [a]	Present value of expected synergies from merger [1]	$ 64,878-$151,382
Private equity investment	26,500	Market comparables [a]	EV/EBITDA multiple [1]	14.75x

(a) All equity interests in exchanges and the private equity investment were valued using analyses prepared by a third party valuation expert. The valuation for two investments in equity interests in exchanges were derived from a straight average of the market approach and discounted cash flow valuation techniques, which included an adjustment from a transaction analysis for projected synergies from a merger. The other investments were valued using a single valuation technique approach.

(b) "LTM" is defined as last twelve months.

Sensitivity of the Fair Value to Changes in the Unobservable Inputs

(1) Significant increase (decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

(2) Significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

(Expressed in U.S. dollars in thousands)

(6) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company incurs direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by Citadel LLC and its affiliates, on behalf of the Company. Payable to affiliates as of December 31, 2013 includes $105,007 due to Citadel LLC.

Pursuant to a services agreement, a proportionate share of expenses incurred by CLP2 and CLP3 during the period each was an owner of the Company (Note 1), for certain administrative services provided by NTHFS are allocated to the Company. At December 31, 2013, $525 of the Company's expense in relation to these fees was outstanding to be paid to CLP3 and is reflected in payable to affiliates on the statement of financial condition.

Securities Borrowed and Securities Loaned

During the year ended December 31, 2013, the Company engaged in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"), an affiliate. The following table presents information about the fair value of the securities borrowed by the Company from CIFC with the related cash collateral and fair value of securities pledged:

	As of December 31, 2013		
Affiliate	**Fair Value of Securities Borrowed [1]**	**Cash Collateral Pledged**	**Fair Value of Securities Pledged**
CIFC	$ 8,596,613	$ 8,582,449	$ —

[1] Includes accrued coupon interest of $720.

The following table presents information about the fair value of the securities loaned by the Company to CIFC with the related cash collateral and fair value of securities collateral received:

	As of December 31, 2013		
Affiliate	**Fair Value of Securities Loaned [1]**	**Cash Collateral Received**	**Fair Value of Securities Collateral Received [2]**
CIFC	$ 20,687,996	$ 12,599,505	$ 9,228,168

[1] Includes accrued coupon interest of $11,924.
[2] Includes accrued coupon interest of $4,258.

(Expressed in U.S. dollars in thousands)

(6) Transactions with Related Parties, Continued:

Securities Borrowed and Securities Loaned, Continued

Included in securities borrowed is $11,748 of financing interest receivable from CIFC.

Clearing Activities

The Company conducted clearing activities with the following affiliates and affiliated customers: Citadel Global Equities Master Fund Ltd. ("GEMF"), Citadel Global Equities Alpha Select Master Fund Ltd. ("GEAF"), Surveyor Capital Ltd. ("SURV"), Citadel Derivatives Trading Ltd. ("CDRT"), Citadel Global Equities Alpha Select Holding Company LLC ("GEAH"), Citadel Quantitative Strategies Master Fund Ltd. ("QSMF"), CIFC, Citadel Equity Fund Ltd. ("CEFL"), and Citadel Macro Master Fund I Ltd. ("CMMF"). The following table presents receivables from and payables to affiliated customers as of December 31, 2013:

	As of December 31, 2013	
Affiliate	**Receivable from affiliated customers**	**Payable to affiliated customers**
GEMF	$ 5,423	$ —
SURV	10	—
QSMF	—	441 [1]
CEFL	—	20 [1]
Total	$ 5,433	$ 461

[1] Included within other liabilities on the statement of financial condition.

(Expressed in U.S. dollars in thousands)

(6) Transactions with Related Parties, Continued:

Executing Activities

The Company received rebates and made payments to ECNs for providing or receiving order flow for trades conducted on behalf of affiliated entities as well as reimbursement of regulatory fees per the executing agreements, the Company is permitted to compensate/charge such affiliated entities for these rebates/payments. The following table summarizes the receivable from affiliates for order flow as of December 31, 2013:

Affiliate	As of December 31, 2013 Receivable for order flow
CEFL	$ 130
GEM1	56
GEMF	948
SURV	453
QSMF	612
Total	$ 2,199

Swap

Pursuant to a swap agreement entered into between Citadel Wellington LLC ("Wellington"), an affiliate, and the Company on January 1, 2008, the Company allocated a pro rata share of the appreciation or depreciation of its Shared Portfolio Assets (an equity interest in an options exchange as defined in the swap agreement) to Wellington and received interest related to the financing of its Shared Portfolio Assets from Wellington. Interest accrued at a rate of one month LIBOR plus 1.50% on Wellington's basis in the Shared Portfolio Assets. Wellington's basis was calculated as the total capital of Wellington divided by the sum of the total capital of Wellington plus the total capital of Citadel Derivatives Group Investors LLC ("CDGI"), times the market value of the Shared Portfolio Assets at the beginning of the month. On September 30, 2012, the members of CDGI fully redeemed out of CDGI and going forward, the total capital of CDGI in the above calculation was zero. The Company and Wellington terminated the swap agreement on April 1, 2013.

Miscellaneous Related Party Transactions

The Company accounts for its investment in the common stock of CMDX Holdings Ltd. ("CMDX"), an affiliated investment in which the Company owns 29.2%, under the equity method of accounting. At December 31, 2013, the Company's investment in CMDX of $143 is included in other assets on the statement of financial condition.

(Expressed in U.S. dollars in thousands)

(6) Transactions with Related Parties, Continued:

Miscellaneous Related Party Transactions, Continued

During the year, the Company purchased shares of voting common stock of BATS Global Markets Inc. ("BATS") with a value of $7,780 from CDRT. The transaction was based on the fair value of BATS on the date of the transfer, which was reviewed by a third party and approved by CDRT's Investors' Representative Committee ("IRC"). The IRC acts as representative of CDRT's investors and approves transactions if the IRC determines that the terms of the transaction are consistent with the terms that would be reasonably expected in a comparable transaction between unrelated parties.

(7) Receivables from and Payables to Brokers, Dealers, Futures Commission Merchants, Clearing Organizations, and Custodians:

Amounts receivable from and payable to brokers, dealers, futures commission merchants, clearing organizations, and custodians, at December 31, 2013, consist of the following:

	Receivables	Payables
Net securities failed to deliver/receive	$ 1,624	$ 5,212
Net receivables/payables from brokers, dealers, and futures commission merchants	38,041	3,808,901
Net receivables/payables from brokers, dealers, and futures commission merchants	$ 39,665	$ 3,814,113
Receivable from clearing organizations and custodians	$ 75,431	$ —

The Company clears certain of its proprietary transactions through clearing brokers. The net receivables/payables from brokers, dealers, futures commission merchants, clearing organizations, and custodians, related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

At December 31, 2013, receivables from clearing organizations include cash deposits held at the clearing organizations of $41,626 made in the normal course of business. Additionally, at December 31, 2013, the Company has pledged collateral in the form of securities with a fair value of $19,026 to fulfill the Company's clearing fund and margin obligations at clearing organizations.

(8) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk, and liquidity risk. The Manager attempts to monitor and manage these risks on an ongoing basis. While the Manager generally seeks to hedge certain portfolio risks, the

(8) Risk Management, Continued:

Manager is not required to and may not attempt to hedge all market or other risks in the portfolio, and it may decide to only partially hedge certain risks.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices. A description of each such market risk category is set forth below:

- Equity related risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate related risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.
- Commodity related risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, and petroleum products.
- Credit related risks result from exposures to changes and volatilities of government or corporate credit, baskets of corporate credit or credit indices.
- Currency related risks result from exposures to changes in spot prices, forward prices and volatilities of currencies.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Manager attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability on the statement of financial condition, is correspondingly increased. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary. Also, the Company's ability to conduct short sales on certain specified securities could be restricted due to rules enacted by regulatory pronouncements and legislation, thus impacting the Manager's ability to execute its investment strategies on behalf of the Company. Possible impacts include a reduced inventory of shares available for borrowing and increased transaction costs relating to short selling.

(8) Risk Management, Continued:

Off-Balance Sheet Risk

The Company enters into investment transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments or short sales.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively reviews and attempts to manage exposures to various financial institutions in an attempt to mitigate these risks. The Company also attempts to minimize this credit risk by carrying minimal excess collateral above the specific collateral requirement computed pursuant to the contractual terms between the Company and the financial institutions as applicable.

The Company is exposed to credit risk in its role as a trading counterparty to dealers and customers, as a holder of securities and as a member of exchanges and clearing organizations. The Company's customer activities involve the execution settlement and financing of various transactions. Customer activities are transacted on a delivery versus payment or cash basis. The Company's credit exposure to institutional customer business is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The credit risk of exchange-traded and/or centrally cleared derivatives ("cleared derivatives"), such as exchange-traded futures, exchange-traded options and cleared OTC derivative financial instruments, is reduced by the rules or regulatory requirements of the individual exchanges and clearinghouses on which these instruments are traded and cleared. One of the requirements of the exchanges and clearinghouses is that cleared derivatives are margined on a daily basis, which reduces the credit risk related to such cleared derivatives.

The Manager monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. The Company also restricts its exposure to credit losses on derivative financial instruments held by entering into netting arrangements with its counterparties. Under the terms of such netting arrangements, if an event of default under such netting agreement occurs, all transactions with the relevant counterparty

(8) Risk Management, Continued:

Credit Risk, Continued

governed by such netting agreement are able to be terminated and settled on a net basis. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The Company clears a substantial portion of its equity options from its market making activities and related equity security trades through Bank of America Merrill Lynch ("BAML"), which also maintains the Company's positions. These positions are recorded at fair value under securities owned on the statement of financial condition. In addition, the clearing broker provides the majority of the financing for these securities. This can, and often does, result in a concentration of credit risk with BAML. Such risk, however, is partially mitigated by the obligation of BAML to comply with rules and regulations governing broker/dealers, including the requirement to maintain a minimum amount of net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company also actively reviews and monitors exposures to various financial institutions in an attempt to mitigate these risks.

The cash and security account balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation and Security Investors Protection Corporation insurance coverages, also subject the Company to a concentration of credit risk. The Manager attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by, among other factors, maintaining those deposits pursuant to segregated custodial arrangements, where possible.

The Company may invest in convertible bonds, corporate bonds, and other credit sensitive securities. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due.

Currency Risk

The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

(8) Risk Management, Continued:

Liquidity and Leverage Risk

The Company generally invests on a highly leveraged basis, both through its financing arrangements, including repurchase agreements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses, increasing the possibility of a member's total loss of its investment in the Company. Leverage through margin borrowings requires collateral to be posted with prime brokers, custodians and counterparties. Prime brokers, custodians and counterparties, generally have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. A prime broker, custodian or counterparty may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to otherwise sell assets at a time when the Company would not otherwise choose to do so. In order to mitigate the potential for these situations, the Manager attempts to actively maintain a substantial pool of excess liquidity at the Company for various contingent needs including, among others, mark to market losses on investments, changes in margin requirements as term financing facilities mature, debt repayment, and members' capital activity.

Other Risks

Due to investments in specific industries or investments in non-U.S issuers located in a specific country or region, the Company may be subject to elements of risk not typically associated with investments in the U.S. Such concentrations may subject the Company to additional risks resulting from future political or economic conditions in such country or region and the possible imposition of adverse governmental laws or currency exchange restrictions affecting such country or region, which could cause the securities and their markets to be less liquid and prices more volatile than those of comparable U.S. companies.

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. In addition, securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. Regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The regulation of derivative transactions and short selling and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial actions. The effect of any future regulatory change on the Company could be substantial and adverse.

Certain of the Company's derivative and borrowing agreements contain termination event provisions linked to the Company failing to maintain a predetermined level of net asset value or members' capital over certain periods, and/or the decline of the Company's net asset value or members' capital and/or the decline of the Company's excess net capital as defined in SEC Rule 15c3-1 over certain periods. If the counterparty were to exercise its rights under such provisions, it could elect to cause settlement of

(8) Risk Management, Continued:

Other Risks, Continued

the Company's net obligations under such derivative and borrowing agreements. As of December 31, 2013, the Company was in compliance with these trigger provisions. The Manager attempts to manage the risks associated with these provisions as part of its overall risk management process.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, the Manager believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the Manager believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. The Company believes resolution of these matters will not have a material adverse affect on the financial condition of the Company, although the resolution could be material to the Company's operating results for a particular period or periods. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

(9) Derivative Financial Instruments:

Derivatives are financial instruments that derive their value from underlying asset prices, indices, reference rates, or other inputs, or a combination of these factors and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. OTC derivatives can be cleared and settled through central clearing counterparties, while others are bilateral contracts between two counterparties ("Bilateral OTC").

(9) Derivative Financial Instruments, Continued:

The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions. In addition, the Company may enter into derivative financial instruments with different underlying risk exposure for risk management purposes. For example, the Company may enter into interest rate derivatives to attempt to limit or manage exposure to fluctuations in interest rates, credit derivatives to attempt to reduce its risk exposure to defaults of corporate and sovereign issues, foreign exchange derivatives to attempt to hedge against foreign currency exchange rate risks on its non-U.S. dollar denominated Financial Instruments as well as other non-U.S. dollar assets and liabilities, and equity derivatives to attempt to hedge against fluctuations in the value of existing portfolio securities or securities the Company intends to purchase. The Company's derivative financial instrument risks should not be viewed in isolation, but rather the Manager believes they should be considered on an aggregate basis along with the Company's other investing activities.

At any point in time, subject to applicable bankruptcy or similar laws affecting creditors' rights, generally the Company's credit exposure to a derivative financial instrument counterparty is limited to the Company's net unrealized gains (losses) on derivative financial instruments plus any collateral transferred to such counterparty by the Company pursuant to credit support agreements, less any collateral transferred to the Company by such counterparty pursuant to credit support agreements. These amounts are recorded on a net basis by counterparty by the Company on the statement of financial condition when the Company has executed netting agreements permitting the legal right of offset of such exposures between the Company and such counterparty. Typically, the Company or the counterparty has rights of rehypothecation with respect to collateral pledged or received under derivative netting agreements.

Options are contracts that grant the holder of the option, in return for payment of the purchase price (the "premium"), the right to either purchase from or sell to the writer of the option a financial instrument at a specified price within a specified period of time or on a specified date. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the Company do not give rise to counterparty credit risk in excess of any unpaid premium because if exercised by the counterparty they obligate the Company, not its counterparty, to perform. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

(Expressed in U.S. dollars in thousands)

(9) Derivative Financial Instruments, Continued:

The following table sets forth the fair value and the quarterly average notional amount of the Company's derivative contracts by underlying risk exposure as of and for the year ended December 31, 2013, respectively. The table also presents information about the offsetting of derivative instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 4). Gross derivative contracts in the table below exclude the effect of netting and do not necessarily represent the Company's actual exposure which may ultimately be reduced by netting agreements. Net derivative contracts represent the fair value of derivative assets and liabilities after the netting of cash collateral and positions by counterparty, when the legal right of offset exists and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. Net balances agree to the total derivative assets and total derivative liabilities included in the fair value hierarchy table in Note 5:

	December 31, 2013			
	Derivative assets		Derivative liabilities	
	Fair Value	Notional	Fair Value	Notional
Gross derivative contracts				
Exchange-traded				
Equity contracts	$ 3,843,006	$ 84,972,657	$ 3,481,241	$ 84,839,594
Commodity contracts	47,489	1,861,658	46,011	1,967,677
Interest rate contracts	13,249	1,088,409	17,417	1,187,395
Foreign exchange contracts	8,974	680,878	6,527	717,638
Credit contracts	336	23,653	568	27,417
Total Exchange-traded	3,913,054	88,627,255	3,551,764	88,739,721
Bilateral OTC				
Equity contracts	—	—	18	40
Total Bilateral OTC	—	—	18	40
Total gross derivative contracts (1)	3,913,054	$ 88,627,255	3,551,782	$ 88,739,761
Amounts that have been offset in the statement of financial condition (2)(3)				
Exchange-traded				
Receivables/payables for unsettled transactions			1,330	
Cash collateral	1,456		412,574	
Counterparty netting	(6,091)		(6,091)	
Total Exchange-traded	3,908,419		3,959,577	
Total Bilateral OTC	—		18	
Net derivative contracts	3,908,419		3,959,595	
Amounts that have not been offset in the statement of financial condition (2)	(66,296)		(66,296)	
Net exposure	$ 3,842,123		$ 3,893,299	

(Expressed in U.S. dollars in thousands)

(9) Derivative Financial Instruments, Continued:

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(1) Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.

(2) Amounts relate to master netting arrangements and collateral arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

The Company has concentration risk with respect to the counterparties of its derivative financial instruments. At December 31, 2013, one counterparty, BAML, represented 99.95% of the Company's net derivative assets. See Note 8 for a discussion of counterparty risk and risk management.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 8).

(10) Regulatory Requirements:

The Company is a registered broker and dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements for their registrants. The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2013, net capital was $321,562, which was in excess of the Company's required net capital by $320,562. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company is also subject to the requirements of Rule 15c3-3. At December 31, 2013, the Company was required to maintain a reserve balance of $15,744 for the exclusive benefit of customers pursuant to Rule 15c3-3. Subsequent to December 31, 2013, the Company made a deposit of $15,000 into the reserve bank account on January 3, 2014. After adding such deposit, the new amount held on deposit in the reserve bank account was $41,000.

(11) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 24, 2014, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2013, capital withdrawals of $62,000 were made by CLP3.